Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

May 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ADiTx Therapeutics, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed May 14, 2020 File No. 333-235933

Ladies and Gentlemen:

This letter sets forth the responses of ADiTx Therapeutics, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-235933) filed with the Commission on May 14, 2020 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Registration Statement on Form S-1/A, filed on May 14, 2020

Prospectus Summary

Our Business, page 2

1. QUESTION:	Please revise page 1 to clarify that the company is in the preclinical stage of developing ADiTM products.

RESPONSE:	The Company has revised its disclosure to clarify that the Company is in the preclinical stage of developing ADi™ products. Please see pages 1, 32, 37, and 38 of the Amended Registration Statement.

Business

Immune Monitoring, page 42

2. QUESTION:

You state that you are “evaluating plans to obtain FDA approval for AiM™’s use as a clinical assay.” Please describe in more detail the data and regulatory steps required to obtain FDA approval for the use of AiM™ as a clinical assay, the timeline for approval, and the steps that you have taken in that process.

RESPONSE:	The Company has revised its disclosure to describe in more detail the data and regulatory steps required to obtain FDA approval for the use of AiM™ as a clinical assay, the timeline for approval, and the steps that it has taken in that process. Please see pages 2, 33 and 42 of the Amended Registration Statement.

License Agreement with Leland Stanford Junior University (“Stanford”), page 45

3. QUESTION:	Please expand your disclosure to provide a description of the milestone requirements outlined in Appendix A of Exhibit 10.4.

RESPONSE:	The Company has revised its disclosure to provide a description of the milestone requirements of outlined in Appendix A of the License Agreement with Stanford University. Please see pages 3, 34, and 45 of the Amended Registration Statement.

Intellectual Property (IP), page 48

4. QUESTION:	Please expand your disclosure regarding the patent for AiM™ technology to include whether this patent has been issued, whether you are licensing this patent, and the expiration date.

RESPONSE:	The Company has revised its disclosure to expand on the patent for AiM™ technology and its expiration date. Please see page 48 of the Amended Registration Statement.

General

5. QUESTION:	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE:	The Company confirms that there are no additional graphics, visual or photographic, that will be provided in the printed preliminary prospectus other than what is filed in the Amended Registration Statement.

6. QUESTION:	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:	The Company confirms that there are no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, will present to potential investors in reliance on Section 5(d) of the Securities Act other than what has been filed with the Commission as a free writing prospectus pursuant to Rule 433.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Richard Friedman
Richard Friedman
Sheppard, Mullin, Richter & Hampton LLP